ZW Data Action Technologies Inc.

Room 1106, Xinghuo Keji Plaza

No. 2 Fufeng Road

Fengtai District, Beijing

China 100070

Via Edgar

September 20, 2022

U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549 Attention: Inessa Kessman

Re:	ZW Data Action Technologies Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
File No. 001-34647

Dear Ms. Kessman:

ZW Data Action Technologies Inc. (the “Company”) is in receipt of the Staff’s letter dated September 9, 2022 relating to its annual report referenced above. After discussions with our legal counsel, Loeb & Loeb LLP, and our auditor, Centurion ZD CPA & Co., we have determined that we require an extension of the time needed to file a comprehensive response to the comments raised in the Staff’s letter to no later than October 21, 2022. Due to various factors, including additional time needed to thoroughly review the Staff’s comments, together with the Company’s annual report with our internal accounting team and with our auditor and legal advisors, we require this additional time to respond.

Please feel free to contact me at +86-10-6084-6616 with any questions or concerns in this regard.

Sincerely,

/s/ Handong Cheng
Handong Cheng
Chief Executive Officer